November 8, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Relypsa, Inc.
Registration Statement on Form S-1 (SEC File No. 333-191437)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Relypsa, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:30 p.m., Washington, D.C. time, on November 12, 2013 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed approximately 2,500 copies of the Preliminary Prospectus dated November 1, 2013 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

MORGAN STANLEY & CO. LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

COWEN AND COMPANY, LLC

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Jon Zimmerman
Name: Jon Zimmerman
Title: Vice President

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Richard A. Diaz
Name: Richard A. Diaz
Title: Authorized Signatory

By:	COWEN AND COMPANY, LLC

By:	/s/ Grant Miller
Name: Grant Miller
Title: Managing Director

For themselves and as Representatives of the other Underwriters.

[Signature Page to Relypsa, Inc. S-1 Acceleration Request]